BB

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2005
WASH. D.C.
213

SECURITIES / W

05038016

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response..... 12.00	

ANNUAL
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. SEIBERT & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WEST NINTH STREET
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID SEIBERT (513) 241-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, SCHAEFER, HACKETT & CO.
(Name – *if individual, state last, first, middle name*)

105 EAST FOURTH STREET (Address) CINCINNATI, (City) OHIO (State) 45202-4093 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

BEST AVAILABLE COPY

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2004 with
Report of Independent Auditors

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
J. D. Seibert & Company, Inc.

We have audited the accompanying statement of financial condition of J.D. Seibert & Company, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J. D. Seibert & Company, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 3, 2005

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 75,866
Marketable securities, at market value	402,704
Receivable from clearing broker	67,393
Prepaid expenses and other assets	44,153
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $145,849	32,628
	$ 622,744

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 43,280
Shareholders' equity:	
Voting common stock, no par value, 500 shares authorized, 100 shares issued and outstanding	100
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	568,964
Total shareholders' equity	579,464
	$ 622,744

See accompanying notes.

1. Summary of significant accounting policies and nature of business

Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities - Marketable securities consist of common stock and U.S. Treasury Notes, and are stated at market value of $293,844 and $108,860, respectively. The resulting difference between cost and market is included in income. The first-in, first-out method is used to determine realized gains or losses.

Depreciation - Furniture, equipment and leasehold improvements are depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

Revenue recognition - The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Advertising expense - The Company expenses advertising costs when incurred.

1. Summary of significant accounting policies and nature of business (continued)

Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholders and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

2. Related party transaction

The Company leases its office facility from its President under an agreement expiring December 31, 2006. Under the terms of this agreement, the Company pays all taxes, maintenance and insurance on the facility and a $3,500 monthly rental fee.

3. Employee benefit plans

The Company has two qualified, defined contribution plans (a money purchase pension plan and a profit sharing plan) covering substantially all of its employees. Contributions to the money purchase pension plan are required annually based upon a defined formula. Contributions under the profit sharing plan are determined annually by the Board of Directors.

4. Net capital requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $422,567 which was $372,567 greater than its required net capital of $50,000.